Exhibit 99.1

Fresenius Medical Care Reports Full Year 2013 Results and provides Outlook for 2014

Fresenius Medical Care has achieved its targets for the financial year 2013.

Net revenue of Fresenius Medical Care AG & Co. KGaA for the full year 2013 was $14,610 million, up by 6% from the full year 2012.

Operating income (EBIT) for the full year 2013 increased by 2% to $2,256 million.

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA decreased by 6% to $1,110 million. Excluding an investment gain in the amount of $140 million in 2012, net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA increased by 6%.

For the 17th consecutive year shareholders can expect to receive an increased annual dividend. At the ordinary Annual General Meeting to be held on May 15, 2014, shareholders will be asked to approve a dividend per ordinary share of €0.77, an increase of 3% (2012: €0.75).

For the full year 2014, Fresenius Medical Care expects revenue to grow to approximately $15.2 billion. Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA is expected to be between $1.0 billion and $1.05 billion in 2014. The company initiated a global efficiency program designed to enhance the company’s performance over a multi-year period. Potential cost savings before income taxes of up to $60 million generated from this program are not included in the outlook for 2014.

Fresenius SE & Co. KGaA holds approximately 30.5% of Fresenius Medical Care AG & Co. KGaA’s capital.

Fresenius Medical Care AG & Co. KGaA

Represented by Fresenius Medical Care Management AG

Represented by its Management Board

Bad Homburg v.d.H., February 25, 2014

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